Exhibit 99.2

Execution Version

SUPPLEMENTAL CONFIRMATION NO. 1

Date:	May 19, 2020

To:	QH Hungary Holdings Limited
BAH Center | 2 Furj street, Building B, Ground fl.
1124 Budapest, Hungary
Attn: Balazs Horvath Dr
T: +36 1 646 4638
Email: balazs.horvath@bekespartners.com, rozsa.juci@gmail.com

From:	Citibank, N.A.
Fax No.:	212-615-8985

Reference Number:	To be advised.

The purpose of this Supplemental Confirmation is to confirm the terms and conditions of the Transaction entered into between Citibank, N.A. (“Dealer”) and QH Hungary Holdings Limited (“Counterparty”) on the Trade Date specified below. This Supplemental Confirmation is a binding contract between Dealer and Counterparty as of the relevant Trade Date for the Transaction referenced below.

1.            This Supplemental Confirmation supplements, forms part of, and is subject to the Master Terms and Conditions for Prepaid Variable Share Forward Transactions dated as of May 19, 2020 between Dealer and Counterparty (as amended and supplemented from time to time, the “Master Confirmation”). All provisions contained in the Agreement (as modified and as defined in the Master Confirmation) shall govern this Supplemental Confirmation, except as expressly modified below, and capitalized terms used but not defined herein shall have the meanings specified in the Master Confirmation.

2.            The terms of the Transaction to which this Supplemental Confirmation relates are as follows:

Trade Date:	May 19, 2020
Prepayment Amount:	USD 44,957,909.41
Prepayment Date:	The first Currency Business Day on which all of the conditions specified in Section 4 of the Master Confirmation are satisfied or waived by Dealer and Counterparty satisfied its obligations under Section 6(d) of the Master Confirmation; provided that, if such conditions are first all satisfied or waived after 3:00 p.m., New York time, on a Currency Business Day, the Prepayment Date shall be the next following Currency Business Day.
Initial Share Price:	USD 153.37
Forward Floor Price:	USD 149.00
Forward Cap Price:	USD 180.00
Final Disruption Date:	June 1, 2022
Contractual Dividend:	USD 0.385 per quarter

For each Component of the Transaction, the Number of Shares and the Scheduled Valuation Date are as set forth below.

Component Number	Number of Shares	Scheduled Valuation Date
1	21,875	4/28/2022
2	21,875	4/29/2022
3	21,875	5/2/2022
4	21,875	5/3/2022
5	21,875	5/4/2022
6	21,875	5/5/2022
7	21,875	5/6/2022
8	21,875	5/9/2022
9	21,875	5/10/2022
10	21,875	5/11/2022
11	21,875	5/12/2022
12	21,875	5/13/2022
13	21,875	5/16/2022
14	21,875	5/17/2022
15	21,875	5/18/2022
16	21,875	5/19/2022

Dealer represents, warrants and covenants to Counterparty that any and all sales of Shares in connection with establishing Dealer’s initial Hedge Positions with respect to this Transaction shall be made in compliance with and in accordance with the manner-of-sale conditions described in Rule 144(f) and (g) under the Securities Act (as interpreted by the Interpretive Letters).

Counterparty hereby agrees (a) to check this Supplemental Confirmation carefully and immediately upon receipt so that errors or discrepancies can be promptly identified and rectified and (b) to confirm that the foregoing correctly sets forth the terms of the agreement between us with respect to the particular Transaction to which this Supplemental Confirmation relates by manually signing this Supplemental Confirmation and providing any other information requested herein or in the Master Confirmation and immediately sending a facsimile transmission of an executed copy to us.

Yours sincerely,

CITIBANK, N.A.

By:	/s/ Authorized Representative
Authorized Representative

Confirmed as of the date first above written:

QH HUNGARY HOLDINGS LIMITED

By:	/s/ Judit Rozsa
Name: Judit Rozsa
Title: Director

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